David H. Taylor Executive Vice President, Chief Financial Officer	(336) 335-7668 Fax (336) 335-7755

November 18, 2014

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Re:	Lorillard, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Quarter Ended September 30, 2014
Filed October 23, 2014
File No. 001-34097

Dear Ms. Cvrkel:

This letter is in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), Division of Corporation Finance in the comment letter dated November 13, 2014 (the “Comment Letter”) to Lorillard, Inc. ( “Lorillard” or “we”).  In the Comment Letter, you included one comment regarding Lorillard’s annual report on Form 10-K for the year ended December 31, 2013 (the “Annual Report”), and one comment regarding Lorillard’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 (the “Quarterly Report”).

We have included the text of your comments followed by our responses below.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 31 Certifications

1.	We note your Exhibit 31 Certifications do not include the full paragraph 4 disclosure as required by Item 601(b)(31)(i) of Regulation S-K. In this regard, please amend to revise your certifications to disclose in the introductory part of paragraph 4, that the certifying officers are also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please note that your amendment may be abbreviated to consist of a cover page, explanatory note, signature page and certifications.

Corporate Office: 714 Green Valley Road Greensboro, NC 27408	Mail to: P.O. Box 10529 Greensboro, NC 27404-0529

Response:

We have filed an amendment to our Form 10-K for the Fiscal Year ended December 31, 2013 on November 18, 2014 to include the full paragraph 4 disclosure in our Exhibit 31 Certifications as required by Item 601(b)(31)(i).

Form 10-Q for the Quarter Ended September 30, 2014

Cash Flow Statement

2.	We note that in the nine months ended September 31, 2014, sales, maturities and calls of investments significantly contributed to your cash flows. Please revise your consolidated statement of cash flows to provide separate disclosure of sales and maturities of marketable securities available for sale for each period presented. Refer to the guidance outlined in ASC 320-10-45-11. Also, given that your investment in marketable securities represented approximately 15% of your total assets as of September 30, 2014, please revise the notes to your financial statements to include all of the disclosures required by ASC 320-10-50-2.

Response:

Cash proceeds from sales and maturities of investments were $217 million and $125 million, respectively, for the nine months ended September 30, 2014.  Our investments consist of high quality corporate debt securities, U.S. Government agency obligations, commercial paper and international government obligations that are classified as available-for-sale.  These marketable securities are managed within a portfolio to achieve a higher return than could otherwise be earned if the funds were invested in money market funds.  Historically, we have presented cash proceeds from sales and maturities of investments as a combined total on one line in Lorillard’s consolidated statement of cash flows because we have not believed separate presentation of cash proceeds from sales and maturities of investments in this portfolio would provide additional meaningful information to users of our financial statements.  However, in accordance with the staff’s comment, in future filings we will provide separate disclosure of sales and maturities of investments for each period presented.

With regard to disclosures required by ASC 320-10-50-2, as of September 30, 2014, the difference between the amortized cost basis and the fair value of major security types disclosed in Note 10 of Lorillard’s consolidated financial statements rounded to $0 million.  In accordance with the staff’s comment, in future filings Lorillard will disclose the amortized cost basis of major security types or include a statement that the difference between the amortized cost basis and the fair value of major security types was not material.

In addition, there was no other-than-temporary impairment recognized in accumulated other comprehensive income for the nine months ended September 30, 2014, and total gains for securities with net gains in accumulated other comprehensive income and total losses for securities with net losses in accumulated other comprehensive income both rounded to $0 million as of September 30, 2014.  In accordance with the staff’s comment, in future filings, Lorillard will include disclosure of these amounts or a statement that these amounts are not material.

All of Lorillard’s short-term investments mature within one year of the balance sheet date.  All of Lorillard’s long-term investments mature within one to three years of the balance sheet date.  Lorillard will disclose maturities of short and long-term investments in a similar fashion in future filings to comply with the guidance contained ASC 320-10-50-2.

In connection with our response to the Comment Letter, Lorillard acknowledges the following:

•	Lorillard is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes made by Lorillard to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Lorillard’s filings; and

•	Lorillard may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact the undersigned at (336) 335-7668 or via facsimile at (336) 335-7755.

Sincerely,
/s/ David H. Taylor

Executive Vice President, Finance and Planning
and Chief Financial Officer

cc:      Gary J. Simon, Hughes Hubbard & Reed LLP